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15047950

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

✗ KH
3/11

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SEC FILE NUMBER
8-51160

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2014___ AND ENDING ___12/31/2014___
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital One ~~Share Builder, LLC~~ Investing, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

83 South King Street, Suite 700
(No. and Street)

Seattle　　　　　　　　　WA　　　　　　　　98104
(City)　　　　　　　　　　(State)　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yvette Butler, Director and President　　　　　　　　　　　　(302) 428-7332
　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP

(Name – *if individual, state last, first, middle name*)

999 Third Ave, Suite 3500　　　Seattle　　　　　　WA　　　　　98104
(Address) ●　　　　　　　　　　　(City)　　　　　　(State)　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

KH 3/11

OATH OR AFFIRMATION

I, Yvette Butler, Director and President _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Capital One ShareBuilder, LLC _____, as

of _____ December 31 _____, 20 14 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

He/She/They is/are personally known to me or has/have produced *Capital One* as identification.

ID# P35X67522-393906

Regina O. Okine
Notary Public

_____
Signature

Director and President
Title

County/City of __Fairfax__,
Commonwealth/State of __Virginia__
The foregoing instrument was acknowledged before me this 20 day of February 2015 by
YVETTE BUTLER
(name of person seeking acknowledgment)
Regina O. Okine
Notary Public
My commission expires: 02/28/2018

[NOTARY SEAL: REGINA O. OKINE / NOTARY PUBLIC / REG # 7071766 / MY COMMISSION EXPIRES 02/28/2018 / COMMONWEALTH OF VIRGINIA]

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL ONE SHAREBUILDER, LLC
(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2014

With Report of Independent Registered Public Accounting Firm

CAPITAL ONE SHAREBUILDER, LLC
(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)

Contents



EY

**Building a better
working world**

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, WA 98104-4086

Tel: +1 206 621 1800
Fax: +1 206 654 7799

Report of Independent Registered Public Accounting Firm

The Governance Committee
Capital One ShareBuilder, LLC

We have audited the accompanying statement of financial condition of Capital One ShareBuilder, LLC (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital One ShareBuilder, LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2015

CAPITAL ONE SHAREBUILDER, LLC
(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)

Statement of Financial Condition

December 31, 2014

Assets

Cash and cash equivalents	$ 12,836,552
Receivables from clearing organization	10,201,939
Receivables from customers, net of allowance for doubtful accounts of $291,628	142,815,536
Other receivables	2,042,174
Receivable from COF and affiliates, net	6,801,851
Securities owned, at fair value	1,484,459
Intangible assets, net	58,934,056
Property and equipment, net	22,668,999
Prepaid expenses and other assets	692,250
Total assets	**$ 258,477,816**

Liabilities, subordinated loans and member's equity
Liabilities:

Securities sold, not yet purchased, at fair value	$ 76,010
Line of credit with SBC	60,000,000
Interest payable on subordinated loans with SBC	7,569,488
Payable to SBC	545,825
Interest payable on subordinated loans with COF	1,082,345
Payables to customers	67,286
Accounts payable and accrued liabilities	19,040,170
Deferred tax liabilities, net	28,424,758
Total liabilities	**116,805,882**
Subordinated loans from SBC	85,000,000
Subordinated loans from COF	40,000,000

Member's equity:

Member's equity	16,671,934
Total member's equity	**16,671,934**
Total liabilities, subordinated loans and member's equity	**$ 258,477,816**

See accompanying Notes to Financial Statement.

CAPITAL ONE SHAREBUILDER, LLC
(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Statement of Financial Condition

December 31, 2014

1. Organization and Nature of Business

Capital One ShareBuilder, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides broker-dealer services to self-directed investors.

In December 2014, the Company was converted from a corporation (known as Capital One ShareBuilder, Inc.) into a Washington limited liability company. The Company is a wholly owned subsidiary of ShareBuilder Corporation ("SBC"). SBC is a wholly owned subsidiary of Capital One DIRECT Securities, Inc. which is a wholly owned subsidiary of Capital One Financial Corporation ("Capital One," "COF" or the "Parent").

The Company is subject to the risks and challenges associated with its dependence on SBC and Capital One for capital, continued successful development and marketing of services, and competition from substitute services and larger companies with greater financial, technical, management and marketing resources.

2. Summary of Significant Accounting Policies

Basis of Accounting

The statement of financial condition of the Company is prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. These estimates are based on information available as of the date of the statement of financial condition. While management makes its best judgment, actual results could differ from those estimates. Estimates and assumptions are made in determining the allowance for doubtful accounts and fraud losses, the recoverability of long-lived assets and intangible assets, the fair value of financial instruments, income taxes and contingent liabilities.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market accounts primarily held with Capital One N.A ("CONA"), an affiliate bank. Recorded amounts for cash equivalents approximate fair value. The Company considers all highly liquid investments with stated maturities of three months or less when purchased to be cash equivalents. Certain cash deposits may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Receivables From and Payables to Customers

Receivables from and payables to customers include the amounts due from and due to customers on margin, securities, and cash transactions, carried at cost net of applicable allowance. The recorded value approximates the fair value for the margin loan receivables. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition. Margin loans that were unsecured or partially secured were $2,707,419 at December 31, 2014. There were no past due or nonaccrual margin loans at December 31, 2014.

Allowance for Doubtful Accounts and Fraud Losses

The Company evaluates customer accounts at risk and with debit balance activity on a regular basis for evidence of potential fraud or uncollectibility. The Company determines its allowance by considering a number of factors, including previous loss history, the aging of unsecured margin balances, the nature of the fraud activity, and a specific customer's ability to pay its obligations to the Company.

Margin Lending Operations

The Company offers its margin lending product to eligible customers collateralized by their respective security and cash holdings. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the margin requirements of FINRA and the Company's internal policies. Under the margin rules of the Federal Reserve, the customer is obligated to maintain net equity equal to 25% of the value of the securities in the account. However, the Company currently requires the customer to maintain net equity greater than or equal to 30% of the fair value of the securities in the account. The Company may increase this requirement up to 100% on certain accounts, groups of accounts, individual securities, or groups of securities, as deemed necessary. Margin loans of $143,107,164 at December 31, 2014, are included in "receivables from customers, net of allowance for doubtful accounts" in the statement of financial condition. At December 31, 2014, the Company had one customer that accounted for 11% of the margin loans.

Margin Risk

By permitting customers to purchase on margin, the Company is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by the Company could fall below the amount of the customer's indebtedness. To the extent that the margin loans exceed customer cash balances, the Company may not be able to obtain financing on favorable terms or in sufficient amounts from COF, SBC or its clearing partner. Sharp changes in market values of substantial amounts of securities and the failure by parties to the borrowing transactions to honor their commitments could have a material adverse effect on the Company's revenues and profitability. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary. Management is responsible for supervising the risks associated with leverage and monitors the customers' margin positions to identify customer accounts that may need additional collateral or liquidation. Management believes that it is unlikely that the Company will have to make any material payments under these arrangements.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned include odd lot and fractional shares of common stock, exchange-traded funds and mutual funds retained when the Company purchases shares on behalf of customers and are reported on a trade-date basis. Securities owned are recorded at fair value. Fair value is generally based on end-of-the-day quoted market prices.

Securities sold, not yet purchased are stated at fair value and represent obligations to deliver specified securities at predetermined prices. Fair value is generally based on quoted market prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Securities owned and securities sold, not yet purchased also includes major stock index option contracts that are used by the Company to reduce the risk of significant market fluctuation on the value of marketable securities. Stock index option contracts are recorded at fair value. The Company's derivative instruments do not qualify for hedge accounting.

Intangible Assets

Intangible assets with definitive useful lives, including brokerage relationships, trade name and trademark, are measured at cost and amortized either on a straight-line basis or an accelerated

5

basis over their estimated useful lives and evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable.

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization.

The Company capitalizes direct costs for internally developed software projects that have been identified as being in the application development stage. Such costs include employee payroll and related benefits, fees paid to third parties for services provided to develop the software, costs incurred to obtain the software from affiliated entities and third parties and licensing fees paid to affiliated entities and third parties. Enhancement costs relate to substantial upgrades or enhancements to our website that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful life of the upgrade or enhancement. The Company periodically reviews capitalized fixed assets for impairment.

Useful lives for property and equipment are estimated as follows:

Computers and software	3–7 years
Internally developed software	3 years
Office equipment, furniture and fixtures	3–10 years
Leasehold improvements	Lesser of useful life or the remaining fixed non-cancelable lease term

Drafts Payable

Drafts payable of $7,378,784 are included in "accounts payable and accrued liabilities" on the statement of financial condition and represent amounts drawn by the Company against a bank account at CONA.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company accounts for income taxes on a separate return basis. The Company receives reimbursement from or makes payment to the Parent for current taxes in accordance with the tax sharing agreement among the Parent and its subsidiaries. In accordance with this agreement, the Company determines its share of federal, state and local income tax liability or benefit.

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates

6

and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. Uncertain tax positions are recognized to the extent that they are more likely than not to be sustained upon examination, based on the technical merits of the position. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2014.

3. Receivables from Clearing Organization

The Company clears its proprietary and customer transactions with another broker-dealer through an omnibus relationship. In the event of a breakdown or failure of our clearing broker to perform, the Company may be subject to risks that could diminish our ability to operate our business, service customer accounts and protect customers' information, or result in potential liability to customers, reputational damage, regulatory intervention and customers' loss of confidence in our business, any of which could result in a material adverse effect. The Company keeps a deposit of $25,000 to maintain this relationship.

The Company has cash and money market balances held in omnibus accounts that are included in receivables from clearing organizations in the statement of financial condition totaling $6,388,937 as of December 31, 2014. Money market balances in the amount of $2,268,723 are held at Bank of New York, and cash balances of $4,120,214 are held at CONA.

4. Securities Owned and Securities Sold, Not Yet Purchased at Fair Value

The following table provides details of securities owned and securities sold, not yet purchased at fair value, as of December 31, 2014:

	Securities Owned	Securities Sold, Not Yet Purchased
Corporate stocks	$ 1,477,259	$ (7,460)
Stock index option contracts	7,200	(68,550)
Total	$ 1,484,459	$ (76,010)

The clearing broker has the right to lend the corporate stocks owned by the Company.

5. Intangible Assets

The following table presents the gross carrying amount and accumulated amortization of intangible assets as of December 31, 2014:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Remaining Amortization Period
Intangible assets:				
Brokerage relationships	$ 82,000,000	$ (30,140,603)	$ 51,859,397	11.2 years
Trade name and trademark	9,000,000	(1,925,341)	7,074,659	12.2 years
Total intangible assets	$ 91,000,000	$ (32,065,944)	$ 58,934,056	

Brokerage relationship intangibles are amortized using the sum of the years' digit method over 14 years. Trade name and trademark intangibles are amortized on a straight-line basis over 15 years.

6. Property and Equipment

The following table presents property and equipment as of December 31, 2014:

Software	$ 73,871,606
Computer equipment	2,392,873
Work in process (software development)	8,650,061
Other property and equipment	920,909
Gross property and equipment	85,835,449
Less: accumulated depreciation and amortization	(63,166,450)
Property and equipment, net	$ 22,668,999

Capitalized internally developed software costs at December 31, 2014, were $12,860,091 net of accumulated depreciation of $57,907,868.

7. Financial Instruments

Cash and cash equivalents, securities owned and receivables are carried at fair value or contracted amounts, which approximate fair value at December 31, 2014. Similarly, certain liabilities, including securities sold, not yet purchased, and certain payables are carried at fair value or contracted amounts approximating fair value at December 31, 2014.

In the normal course of business, the Company may enter into transactions in financial instruments to reduce exposure to changes in the fair value of the portfolio. At December 31, 2014, the Company had 15 stock index call options and 15 stock index put options.

The underlying notional amounts of the call and put options are \$3,088,350 and \$3,088,350, respectively. Such option contracts are exchange-traded and settle on a daily basis. The notional amounts are not reflected on the balance sheets and are indicative only of the position at December 31, 2014. These options are included at their fair value in "securities owned and securities sold, not yet purchased" on the statement of financial condition.

8. Fair Value Measurement

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The accounting guidance for fair value measurements requires that we maximize the use of observable inputs and minimize the use of unobservable inputs in determining fair value. The three levels of the fair value hierarchy are described below:

- Level 1 – Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2 – Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities.

- Level 3 – Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following describes the valuation techniques used in estimating fair value of our financial instruments as of December 31, 2014:

Financial Assets

Securities owned – The fair value measurement of securities owned is based on quoted market prices in active markets (Level 1).

Financial Liabilities

Securities sold, not yet purchased – The fair value measurement of securities sold, not yet purchased is based upon quoted market prices in active markets (Level 1).

The following table presents our assets and liabilities measured on our statement of financial condition at fair value on a recurring basis as of December 31, 2014:

| | Fair Value Measurements Using | | | Total |
	Level 1	Level 2	Level 3	Fair Value
Assets:				
Securities owned	$ 1,484,459	$ –	$ –	$ 1,484,459
Liabilities:				
Securities sold, not yet purchased	$ 76,010	$ –	$ –	$ 76,010

Assets Measured at Fair Value on a Nonrecurring Basis

There are no financial assets or liabilities recorded at fair value on a nonrecurring basis or any adjustments to nonfinancial assets or liabilities to record them at fair value.

9. Income Taxes

The following table presents the components of the Company's deferred tax assets and liabilities as of December 31, 2014:

Deferred tax assets:	
Net operating loss carry forwards	$ 2,581,907
Other	125,237
Total deferred tax assets	2,707,144
Less: valuation allowance	(1,621,876)
Deferred tax assets	1,085,268
Deferred tax liabilities:	
Property and equipment	(7,541,935)
Intangibles	(21,958,216)
Other	(9,875)
Total deferred tax liabilities	(29,510,026)
Net deferred tax liabilities	$ (28,424,758)

The Company has net operating loss carry forwards (NOLs) of approximately $6.8 million, which are available to reduce future taxable income tax for federal income tax purposes. Such NOLs expire in 2018. The Company's ability to use its NOLs to offset future income is subject

to restrictions enacted in Section 382 of the Code. These restrictions limit the Company's future use of NOLs if there is a significant ownership change in the Company's stock. The Capital One acquisition of the Company and a prior ownership change resulted in a limitation on the utilization of $4.6 million of its NOLs. Accordingly, a valuation allowance was recorded in the amount of $1.6 million. The Company does not have a valuation allowance on the remaining deferred tax assets because it is more likely than not that these will be realized.

The IRS began its audit of COF's federal income tax returns for the years 2012 and 2013 in 2014. The outcome of the audit is not expected to have a material impact on the financial results of the Company. The Company's previous parent's tax returns for the years ending December 31, 2011 through February 17, 2012 are subject to examination by the IRS; however there has been no notification to audit these years.

10. Related-Party Transactions

The payables to and receivables from the Parent are included in "receivable from COF and affiliates, net" on the statement of financial condition. The Company also has certain payables to SBC relating to interest on subordinated loans, management fees and other operating transactions arising from the normal course of business. Interest on subordinated loans is included in "interest payable on subordinated loans with SBC" and other payables to SBC are included in "payable to SBC, net" on the statement of financial condition.

The Company has three subordinated loan agreements with SBC: a subordinated equity loan agreement with an outstanding balance of $35,000,000 and two subordinated debt loan agreements with an outstanding balance of $25,000,000 each totaling $50,000,000. The subordinated loans have been approved by FINRA and are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest accrues per annum on the principal at a rate of 0.94%. Accrued interest payable of $7,569,488 is included in "interest payable on subordinated loans with SBC" and $85,000,000 is reflected as "subordinated loans from SBC" on the statement of financial condition.

The maturity dates for these subordinated loans are as follows: $35,000,000 matures on April 14, 2016, $25,000,000 matures on May 18, 2016, and $25,000,000 matures on September 24, 2016. Without further action by SBC or the Company, these loans will be extended an additional year from each respective maturity date.

The Company has a Unilateral Revolving Loan agreement (the "LOC") with SBC that matures on August 1, 2019. As of December 31, 2014, the Company had an outstanding balance of $60,000,000 included in "line of credit with SBC" in the statement of financial condition. The LOC has no stated commitment limit. The balance is accruing interest at a rate of LIBOR plus a variable monthly rate. Accrued interest payable on the outstanding balance of the LOC was

$231,348 at December 31, 2014 and is included in "payable to SBC" in the statement of financial condition.

The Company has a Revolving Note and Cash Subordination Agreement (the "Subordinated Revolver") with COF. The Subordinated Revolver has a commitment amount of up to $200,000,000. The Subordinated Revolver was approved by FINRA and borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2014, the Company had an outstanding balance of $40,000,000 included in "subordinated loans from COF" on the statement of financial condition. $20,000,000 is accruing interest at a rate of LIBOR plus 1.56% and $20,000,000 is accruing at a rate of LIBOR plus 1.67%. All outstanding balances are due to COF on or before April 1, 2019. Accrued interest payable on the outstanding balances of the Subordinated Revolver was $1,082,345 at December 31, 2014 and is reflected in "interest payable on subordinated loans with COF" on the statement of financial condition.

The Company offers customers an FDIC insured investment product. For customers electing the FDIC product, the Company sweeps excess cash daily and deposits the cash with CONA. The Company uses banking services from CONA for the majority of its banking.

11. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may enter into underwriting commitments. There were no open transactions relating to such underwriting commitments at December 31, 2014.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company may become subject to various pending and threatened legal actions relating to the conduct of its normal business activities. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or if an estimate is not determinable, we provide disclosure of a material claim or contingency in the notes to the statement of financial condition. In the opinion of management and legal counsel, the ultimate aggregate liability, if any, arising

out of any pending or threatened legal actions will not be material to the financial condition or result of operations of the Company.

12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain adequate net capital and certain ratios, including aggregate indebtedness to net capital and debt to debt-equity ratios related to its subordinated loans.

The Company is required to maintain minimum net capital equivalent to the greater of $250,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $78,717,479 as defined, which was $73,321,169 in excess of its required minimum net capital of $5,396,310. The Company's ratio of aggregate indebtedness to net capital was 1.03 to 1 at December 31, 2014.

The Company is required to maintain a debt to debt-equity ratio not exceeding 70%. At December 31, 2014, the Company had a debt to debt-equity ratio of 65.4%.

Advances to affiliates, repayment of subordinated loans, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and to comply with other financial ratio requirements. The Company was in compliance with all such requirements at December 31, 2014.

13. Subsequent Events

Management has evaluated subsequent events through February 26, 2015, the date the statement of financial condition was available to be issued.

Effective January 1, 2015, the Company merged with Capital One Investment Services, LLC ("COIS"), an affiliated broker-dealer engaged in a similar business, with the Company as the surviving entity (the "Merger"). Simultaneously with the Merger, the Company changed its name to Capital One Investing, LLC. On December 18, 2014, FINRA had approved the merger and granted continuing membership in FINRA to the Company. The merger will be accounted for in accordance with FASB Accounting Standards Codification Section 805-50, *Accounting for Common Control Transactions*. At December 31, 2014, COIS had $30,916,882 in assets, $4,839,317 in liabilities, $26,077,565 in owner's equity and $20,942,259 in net capital.

On January 26, 2015, the Company received a notice from FINRA in connection with a review by the staff of Market Regulation on the Company's compliance with large options positions

reporting. The notice advised the Company that the Market Regulation Department of FINRA has made a preliminary determination to recommend that disciplinary action be brought against the Company in connection with the review. At this time we are unable to estimate any potential fine, or range of such a fine, that will be assessed; however, we do not expect the fine to be material to our statement of financial condition.